

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 9, 2009

<u>Via U.S. Mail and Facsimile (352) 378-2617</u>

Mr. Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66TH Court,
Gainesville, FL 32653

> **Re:** **Exactech, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 000-28240**

Dear Mr. Phillips:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief